EXHIBIT 99.1

For Immediate Release	Date: March 16, 2023
23-18-TR

Teck Reports 2022 Sustainability Performance

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) announced today the release of our 22nd annual Sustainability Report, highlighting our performance in 2022 and progress on our sustainability strategy goals.

“Environmentally and socially responsible mining is core to our approach to business,” said Jonathan Price, CEO. “At Teck, we are committed to responsibly producing the critical minerals essential to the low-carbon future, while maintaining a high standard of sustainable performance. I am pleased to share our 2022 Sustainability Report, in which we detail progress in areas including health & safety, climate action, diversity, biodiversity and more.”

Teck’s approach to responsible mining is underpinned by a long-term sustainability strategy, which sets out goals in the areas of Health and Safety, Climate Change, Responsible Production, Our People, Water, Tailings Management, Communities and Indigenous Peoples, and Biodiversity and Reclamation. This includes our net-zero climate strategy, and our commitment to becoming a nature positive company.

2022 Sustainability performance highlights included:

•	Achieved the safest year on record, with high-potential incident frequency down by 23% compared to 2021.
•	94% of electricity sourced from renewable, zero-carbon power sources.
•	34% of all new hires are women, with women comprising 24% of Teck’s total workforce (compared to 12% in 2011).
•	Invested $24.9 million to fund locally led initiatives around our offices and operations, including supporting 134 indigenous-focused organizations.

Teck’s 2022 Sustainability Report and Annual Report are available on our website. Other reports available including our Economic Contribution Report and the TCFD-aligned Climate Change Outlook 2021 report are also available on the Disclosure Portal.

In 2022, Teck was named to the S&P Dow Jones Sustainability World Index (DJSI) for the 12th consecutive year and ranked #1 in the Metals and Mining industry category in the S&P Corporate Sustainability Assessment as of December 2022. Teck is rated AA for ESG performance by MSCI and has been a constituent of the MSCI World Leaders ESG index since 2015. Teck is ranked first among North America Metals and Mining companies by Moody’s ESG and rated Prime by ISS ESG.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com